UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D/A

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Under the Securities Exchange Act of 1934

(Amendment No. 2)1

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

368537 106

(CUSIP Number)

Warren Mosler

3980 RCA Blvd., Ste. 8002

P.O. Box 31041

Palm Beach Gardens, Florida 33420

(340) 718-7710

With copies to:

Mario Aiello

Valance Company

500 Estate Southgate

Christiansted, VI  00820

(340) 718-7710

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Warren Mosler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,141,414 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 32,141,414 (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,141,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (2)
14	TYPE OF REPORTING PERSON* In – Individual

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(1) Represents (i) 21,603,430 shares of common stock and (ii) warrants to purchase 10,537,984 shares of common stock.
(2) Based on 106,880,511 shares outstanding as of February 28, 2019.

CUSIP No. 368537 106	13D/A	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A Amendment No. 2 (the “Schedule 13D/A”) amends the Schedule 13D filed on July 24, 2018 (the “Amendment 1 to 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of GelTech Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1460 Park Avenue South, Suite 1, Jupiter, Florida 33458.

ITEM 2.	IDENTITY AND BACKGROUND

a.	This statement is filed on behalf of Warren Mosler (the “Reporting Person”).

b.	The Reporting Person’s principal business address is 500 Estate Southgate, Christiansted, VI.

c.	The Reporting Person’s present principal occupation is Individual Investor.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since August 10, 2018, the Reporting Person has acquired through an entity he controls 6,292,861 shares of the Issuer’s common stock and warrants to purchase 3,146,431 shares of common stock for $1,180,000.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Person acquired all securities of the Issuer presently owned by it for investment purposes.

The Reporting Person has no plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D/A.

Depending on market conditions, the Reporting Person may dispose of (subject to Section 16(b) of the Securities Exchange Act of 1934) or acquire additional shares of the Issuer. The Reporting Person expects to consider and evaluate on an ongoing basis all options with respect to its investment in the Issuer.

CUSIP No. 368537 106	13D/A	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person beneficially owns 32,141,414 shares of the Issuer including 21,603,430 shares of common stock and (ii) warrants to purchase 10,537,984 shares of common stock.  This amounts to approximately 30.1% of the 106,880,511 shares outstanding as of February 28, 2019.

(b)  The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  Since the filing date of Amendment 1 to 13D, the following transactions occurred: On August 10, 2018, the Reporting Person purchased through an entity he controls 108,108 shares of common stock and warrants to purchase 54,054 shares of common stock for $40,000. On September 28, 2018, the Reporting Person purchased through an entity he controls 173,913 shares of common stock and warrants to purchase 86,957 shares of common stock for $40,000. On October 11, 2018, the Reporting Person purchased through an entity he controls 502,284 shares of common stock and warrants to purchase 251,142 shares of common stock for $110,000. On October 29, 2018, the Reporting Person purchased through an entity he controls 334,928 shares of common stock and warrants to purchase 167,464 shares of common stock for $70,000. On November 14, 2018, the Reporting Person purchased through an entity he controls 750,000 shares of common stock and warrants to purchase 375,000 shares of common stock for $150,000. On November 29, 2018, the Reporting Person purchased through an entity he controls 395,480 shares of common stock and warrants to purchase 197,740 shares of common stock for $70,000. On December 14, 2018, the Reporting Person purchased through an entity he controls 1,515,152 shares of common stock and warrants to purchase 757,576 shares of common stock for $250,000. On December 26, 2018, the Reporting Person purchased through an entity he controls 770,020 shares of common stock and warrants to purchase 385,010 shares of common stock for $150,000. On January 14, 2019, the Reporting Person purchased through an entity he controls 909,642 shares of common stock and warrants to purchase 454,821 shares of common stock for $150,000. On January 30, 2019, the Reporting Person purchased through an entity he controls 833,334 shares of common stock and warrants to purchase 416,667 shares of common stock for $150,000.

(d)  To the best knowledge of the Reporting Person, no person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in the Amendment 1 to 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer.

The Reporting Person is a co-founder and former partner of AVM LP (“AVM”), a licensed broker-dealer.  Mr. Michael Reger, a large shareholder and Chairman of the Issuer, is a principal and inactive partner of AVM.  Other than the Stock Purchase Agreement entered into with the Issuer, which has expired, the Reporting Person has not entered into any agreements or arrangement or otherwise with Mr. Reger regarding the Issuer’s securities and has no voting or investment control over the securities held by Mr. Reger.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 368537 106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2019	By:	/s/ Warren Mosler
Warren Mosler

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).